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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                SCHEDULE 13E-4/A
                               (Amendment No. 4)

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               THE LIMITED, INC.
             -----------------------------------------------------
                  (Name of issuer and person filing statement)

                          Common Stock, $.50 par value
             -----------------------------------------------------
                         (Title of class of securities)

                                    53271610
             -----------------------------------------------------
                      (CUSP number of class of securities)

                                SAMUEL P. FRIED
                           Senior Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                 P.O. Box 16000
                              Columbus, Ohio 43230

                           Telephone: (614) 415-7000
             -----------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)

                                   Copies to:

                                DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                  May 4, 1999
             -----------------------------------------------------
     (Date tender offer first published, sent or given to security holders)







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



     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on May 4, 1999, as amended on May 6, 1999, May 18, 1999 and May 25, 1999 (the "Schedule 13E-4"), by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the
Schedule 13E-4.

     Terms used but not defined herein are used as defined in the Offer to Purchase.

   Item 1.  Security and Issuer.

     The expiration date, proration period and withdrawal rights associated with the Offer have been extended to occur at 12:00 midnight, New York City time, on Thursday, June 3, 1999.

   Item 7.

     In accordance with Amendment No. 3, Item 7 of the Schedule 13E-4 is hereby restated in its entirety as follows:

     Summary Historical Financial Information. Set forth below is certain consolidated historical financial information of the Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 30, 1999 (the "Company's 1998 Annual Report"), and other information and data contained in the Company's 1998 Annual Report. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under "Additional Information About the Company".


                       THE LIMITED, INC. AND SUBSIDIARIES

                    Summary Historical Financial Information
           (In thousands, except per share data and financial ratios)

                                                             Year Ended
                                                    ----------------------------
                                                    January 30,      January 31,
                                                       1999             1998
                                                    -----------      -----------
Condensed Consolidated Statements of Income:
Net sales.......................................... $ 9,346,911      $ 9,188,804
Operating income...................................   2,437,473(4)       480,099(5)
Net income.........................................   2,053,646          217,390
Net income per share:
   Basic...........................................        8.52             0.80
   Diluted.........................................        8.32             0.79
Weighted average number of shares outstanding:
   Basic...........................................     240,907          271,898
   Diluted.........................................     246,319          274,483
Ratio of earnings to fixed charges(1)..............        9.14             2.44

                                                             Year Ended
                                                    ----------------------------
                                                    January 30,      January 31,
                                                       1999             1998
                                                    -----------      -----------
Condensed Consolidated Balance Sheets:
Assets
   Total current assets............................ $ 2,318,184      $ 2,031,151
   Total assets....................................   4,549,708        4,300,761
   Total assets less intangible assets(2)..........   4,331,896        4,172,381
Liabilities and Shareholders' Equity
   Total current liabilities....................... $ 1,247,935      $ 1,093,412
   Long-term debt..................................     550,000          650,000
   Total liabilities...............................   2,316,405        2,255,804
   Shareholders' equity............................   2,233,303        2,044,957
   Book value per share outstanding(3).............        9.86             7.50
   Shares outstanding at end of period.............     226,572          272,800

---------

(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of pretax income excluding minority interests plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.

(2) Intangible assets include: unamortized catalogue costs, goodwill, trademarks and non-compete agreements.

(3) Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.

(4) Includes $1.740 billion in special and nonrecurring items comprised of the following:

     o $1.651 billion tax-free gain related to the exchange offer that established A&F as an independent company.

     o $93.7 million gain from the sale of the Company's remaining interest in Brylane.

     o $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores.

(5) Includes $213 million in special and nonrecurring charges comprised of the following:

     o $68 million in charges for the closing of the 118-store Cacique business effective January 31, 1998.

     o $82 million in charges related to streamlining the Henri Bendel business.

     o $86 million of impaired asset charges, related principally to the women's apparel businesses.

     o A $28 million provision for closing and downsizing oversized stores and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.

     o These charges were partially offset by a third quarter net gain of $62.8 million related principally to the Company's sale of approximately one-half of its investment in Brylane.

In addition, the Company recognized a $13 million cost of sales charge for inventory liquidation at Henri Bendel.

Pro Forma Financial Information

     Set forth below is certain unaudited pro forma consolidated financial information of the Company and its subsidiaries based on historical information which has been adjusted to reflect (i) the consummation of the Limited Too spinoff and the related transactions described in the Notes to Summary Unaudited Pro Forma Financial Information and (ii) the purchase of 15,000,000 Shares at an assumed price of $55.00 per Share pursuant to the Offer and the related transactions described in the Notes to Summary Unaudited Pro Forma Financial Information. In addition, such information reflects the reclassification of approximately $352 million of restricted cash as a result of the rescission of the Contingent Stock Redemption Agreement. The Summary Unaudited Pro Forma Consolidated Statement of Income gives effect to the above transactions as if they occurred on February 1, 1998 and the Summary Unaudited Pro Forma Consolidated Balance Sheet gives effect to the transactions as if they occurred on January 30, 1999. The assumptions on which the pro forma financial information is based are further described in the Notes to Summary Unaudited Pro Forma Financial Information. Management of the Company believes that the assumptions used provide a reasonable basis on which to present the Summary Unaudited Pro Forma Financial Statements. The pro forma financial information does not purport to be indicative of the results which would actually have been achieved if the Offer and the Limited Too spinoff and related transactions had been completed as of such dates or which may be achieved in the future. The pro forma financial information should be read in conjunction with the accompanying notes thereto and the consolidated financial statements and related notes set forth in the Company's 1998 Annual Report, as well as the summary historical financial information set forth above.


                       THE LIMITED, INC. AND SUBSIDIARIES
          Summary Unaudited Pro Forma Consolidated Statement of Income
           (in thousands, except per share data and financial ratios)

                                                                                           Pro Forma
                                   Year Ended                                              Year Ended
                                   January 30,  Limited Too                                January 30,
                                      1999       Spinoff      Subtotal     Tender Offer       1999
                                   -----------  -----------  -----------   ------------    -----------
Net sales..........................$ 9,346,911  $   376,943  $ 8,969,968                   $ 8,969,968
Costs of goods sold, occupancy
   and buying costs................ (6,348,945)    (251,531)  (6,097,414)                   (6,097,414)
                                   -----------  -----------  -----------                   -----------
Gross income.......................  2,997,966     125,412     2,872,554                     2,872,554
General, administrative and store
   operating expenses.............. (2,300,523)    (96,956)   (2,203,567)                   (2,203,567)
Special and nonrecurring items,
   net.............................  1,740,030                 1,740,030                     1,740,030
                                   -----------  -----------  -----------                   -----------
Operating income...................  2,437,473       28,456    2,409,017                     2,409,017
   Interest expense................    (68,528)                  (68,528)  $   (3,500)(a)      (72,028)
   Other income, net...............     59,265                    59,265      (27,000)(b)       32,265
   Minority interest...............    (64,564)                  (64,564)                      (64,564)
                                   -----------  -----------  -----------   ----------      -----------
Income before income taxes.........  2,363,646       28,456    2,335,190      (30,500)       2,304,690
Provision for income taxes.........   (310,000)     (11,400)    (298,600)      12,200 (c)     (286,400)
                                   -----------  -----------  -----------   ----------      -----------
Net income(1)......................$ 2,053,646  $    17,056  $ 2,036,590   $  (18,300)     $ 2,018,290
                                   ===========  ===========  ===========   ==========      ===========
Net income per share
   Basic...........................$      8.52                                             $      8.93
                                   ===========                                             ===========
   Diluted.........................$      8.32                                             $      8.71
                                   ===========                                             ===========
Weighted average shares
   outstanding
   Basic...........................    240,907                   240,907      (15,000)(d)      225,907
                                   ===========               ===========   ==========      ===========
   Diluted.........................    246,319                   246,319      (15,000)(d)      231,319
                                   ===========               ===========   ==========      ===========
Ratio of earnings to fixed
   charges(2)                             9.14                                                    9.11
                                   ===========                                             ===========

---------
(1) Includes $1.740 billion in special and nonrecurring items comprised of the following:

     o $1.651 billion tax-free gain related to the exchange offer that established A&F as an independent company.

     o $93.7 million gain from the sale of the Company's remaining interest in Brylane.

     o $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores.

(2) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pretax income excluding minority interests plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.


     The accompanying notes are an integral part of the summary Unaudited Pro Forma Financial Statements.


                       THE LIMITED, INC. AND SUBSIDIARIES
             Summary Unaudited Pro Forma Consolidated Balance Sheet
                     (in thousands, except per share data)

                                                      Limited Too
                                                      Transactions                  Limited Too                   Pro Forma
                                     January 30, ----------------------             Transaction                   January 30,
                                        1999        Debt      Spinoff(b) Subtotal      Costs       Tender Offer      1999
                                     ----------- ----------  ---------- ----------  -----------    -------------  -----------
Assets
Current assets
   Cash and equivalents............  $  870,317  $ 50,000(a)  $    987  $  919,330  $ (10,000)(c)  $ 351,600 (d)  $  429,930
                                                                                                    (825,000)(e)
                                                                                                      (6,000)(f)
   Accounts receivable.............      77,715                  1,440      76,275                                    76,275
   Inventories.....................   1,119,670                 27,565   1,092,105                                 1,092,105
   Store supplies..................      98,797                  5,237      93,560                                    93,560
   Other...........................     151,685                    582     151,103                                   151,103
                                     ----------  --------     --------  ----------  ---------      ---------      ----------
Total current assets...............   2,318,184    50,000       35,811   2,332,373    (10,000)      (479,400)      1,842,973
Property and equipment, net........   1,361,761                 44,894   1,316,867                                 1,316,867
Restricted cash....................     351,600                            351,600                  (351,600)(d)          --
Deferred income taxes..............      48,782                  6,313      42,469                                    42,469
Other assets.......................     469,381     1,250        1,250     469,381                                   469,381
                                     ----------  --------     --------  ----------  ---------      ---------      ----------
Total Assets.......................  $4,549,708    51,250       88,268  $4,512,690  $ (10,000)      (831,000)      3,671,690(1)
                                     ==========  ========     ========  ==========  =========      =========      ==========
Liabilities and Shareholders'
   Equity
Current liabilities
   Accounts payable................  $  289,947               $  3,108  $  286,839                                $  286,839
   Current portion of long-term debt    100,000                            100,000                                   100,000
   Borrowings under revolving
      credit agreement.............          --     1,250        1,250          --                                        --
   Accrued expenses................     681,515                 22,377     659,138                                   659,138
   Income taxes....................     176,473                  8,932     167,541                                   167,541
                                     ----------  --------     --------  ----------                                ----------
Total current liabilities..........   1,247,935     1,250       35,667   1,213,518                                 1,213,518
Long-term debt.....................     550,000    50,000(a)    50,000     550,000                                   550,000
Other long-term liabilities........      56,010                  1,501      54,509                                    54,509
Minority interest..................     110,860                            110,860                                   110,860
Contingent stock redemption
   agreement.......................     351,600                            351,600                  (351,600)(d)          --
Total shareholders' equity.........   2,233,303                  1,100   2,232,203    (10,000)(c)    351,600 (d)   1,742,803
                                                                                                    (825,000)(e)
                                                                                                      (6,000)(f)
                                     ----------  --------     --------  ----------  ---------      ---------      ----------
Total Liabilities and
   Shareholders' Equity............  $4,549,708  $ 51,250     $ 88,268  $4,512,690  $ (10,000)     $(831,000)     $3,671,690
                                     ==========  ========     ========  ==========  =========      =========      ==========

                                                      Limited Too
                                                      Transactions                  Limited Too                   Pro Forma
                                     January 30, ----------------------             Transaction                   January 30,
                                        1999        Debt      Spinoff(b) Subtotal      Costs       Tender Offer      1999
                                     ----------- ----------  ---------- ----------  -----------    -------------  -----------
Shares outstanding at end of
   period..........................     226,572                            226,572                   (15,000)(g)     211,572
Book value per share
   outstanding(2).................   $     9.86                                                                   $     8.24

---------
(1)  Total assets less intangible assets on a pro forma basis are $3,453,878.

(2) Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.

     The accompanying notes are an integral part of the Summary Unaudited Pro Forma Consolidated Financial Statements.


           NOTES TO SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

1.  Basis of Presentation

     The following summary of pro forma adjustments is based on available information and various estimates and assumptions. Management of the Company believes that these assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

     The summary unaudited pro forma financial information gives effect to the transactions described below:

     o Limited Too's financing proceeds of approximately $51 million, which will be used to pay a dividend of $50 million to the Company and $1.25 million in financing fees to the lenders, and the spinoff of Limited Too to the stockholders of the Company (together, the "Limited Too Transactions"). Limited Too's financing proceeds of approximately $51 million would be available based on a commitment obtained by Limited Too from a third-party lender for a two-tranche, $100 million financing comprised of (i) a $50 million five-year amortizing term loan and (ii) a $50 million five-year revolving credit facility.

     o The purchase of 15,000,000 Shares of the Company at an assumed price of $55 per Share for a total of $825 million.

     o The rescission of the Contingent Stock Redemption Agreement, resulting in a reclassification of restricted cash of $351.6 million to general cash and reclassification of temporary equity (the caption "Contingent stock redemption agreement" in the balance sheet) to permanent equity. Pursuant to the Contingent Stock Redemption Agreement, through January 1, 2006, the Trust had the right to require the Company to redeem up to 18,750,000 Shares belonging to the Trust at a price of $18.75 per Share and, for the six-month period beginning July 31, 2006, the Company had the right to purchase some or all of such Shares at a price of $25.07 per Share. In order to fund its obligations under this agreement, the Company was required to maintain $351.6 million in a restricted cash account. On May 3, 1999, a special committee of the Board approved the terms of an agreement rescinding the Contingent Stock Redemption Agreement, and the Company entered into such agreement. As a result of this agreement, all of the Company's, Wexner's and the Trust's respective rights and obligations under the Contingent Stock Redemption Agreement were immediately terminated.

     The historical information has been adjusted to give effect to the above transactions and assumptions to the extent not reflected in the historical financial statements. The Summary Unaudited Pro Forma Consolidated Statement of

Income gives effect to the above transactions as if they occurred on February 1, 1998 and the Summary Unaudited Pro Forma Consolidated Balance Sheet gives effect to the transactions as if they occurred on January 30, 1999.

2.  Pro Forma Consolidated Statement of Income

     (a) To reflect estimated interest expense on additional short-term borrowings the Company would have incurred in 1998 if the Offer had been completed on February 1, 1998. Estimated interest expense was calculated using a borrowing rate of 5.6% based upon rates available to the Company during the period. A 1/2 percentage point change in the borrowing rate would change interest by approximately $300,000.

     (b) To eliminate approximately $18.3 million interest income earned on restricted cash of $351.6 million, set aside for the Contingent Stock Redemption Agreement, and approximately $8.7 million interest income, at an investment rate of 4.8%, on general cash. A 1/2 percentage point change in the investment rate would change interest income by approximately $900,000. The cash from the Contingent Stock Redemption Agreement and general cash is assumed to be used to partially fund the Offer.

     (c) To reflect the tax effect of the pro forma interest adjustments at an estimated effective tax rate of 40%.

     (d) To reflect the assumed number of shares purchased.

3.  Pro Forma Consolidated Balance Sheet

     (a) To reflect approximately $51 million of debt expected to be incurred by Limited Too, which would be available based on a commitment from a third-party lender, shortly before the date of spinoff. Proceeds will be used to pay a $50 million dividend to the Company and $1.25 million in financing fees to the lender. The debt incurred will be part of Limited Too's capital structure after the spinoff.

     (b) To reflect the spinoff of Limited Too to the stockholders of the Company. The spinoff is recorded at historical cost as a dividend to the Company's stockholders. Prior to the spinoff, Limited Too is expected to incur approximately $51 million of debt, which would be available based on a commitment from a third-party lender, the proceeds of which will be used to pay $50 million dividend to the Company and $1.25 million in financing fees to the lender.

     (c) To reflect estimated transaction costs expected to be incurred in fiscal 1999 in connection with the spinoff of Limited Too. These costs are not reflected in the Summary Unaudited Pro Forma Consolidated Statement of Income.

     (d) To reflect the rescission of the Contingent Stock Redemption Agreement, resulting in a reclassification of restricted cash to general cash and reclassification of temporary equity (the caption "Contingent stock redemption agreement" in the balance sheet) to permanent equity, making available restricted cash of $351.6 million.

     (e) To reflect the use of cash to purchase Shares under the Offer.

     (f) To reflect estimated transaction costs paid in connection with the Offer.

     (g) To reflect the assumed number of Shares purchased.

   Item 9.  Material to be Filed as Exhibits.

     Item 9 is amended by adding the following exhibit:

     (a) (17) Form of Press Release dated June 1, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LIMITED, INC.


                                          By: /s/ Kenneth B. Gilman
                                             -------------------------
                                              Kenneth B. Gilman
                                              Vice Chairman and
                                              Chief Administrative Officer


Dated: June 2, 1999

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------
(a)(17)               Press Release issued by the Company, dated June 1, 1999